Investment Office    (916) 795-3400 phone (916) 796-2842 fax        www.calpers.ca.gov

April 22, 2013

Dear Hospitality Properties Trust Shareowner:

VOTE FOR PROPOSAL #5 TO PROVIDE FOR ANNUAL DIRECTOR ELECTIONS

We would appreciate your support on Proposal #5 at Hospitality Properties Trust’s (HPT) May 15, 2013 annual meeting. On record date February 19, 2013, the CalPERS total voting position was 849,225 shares of HPT common stock. As a significant long-term shareowner, we ask that you support our non-binding proposal asking Hospitality Properties Trust to take the steps necessary to implement annual elections for all directors.

ANNUAL DIRECTOR ELECTIONS PROMOTE ACCOUNTABILITY

CalPERS believes that annual director elections promote greater accountability by allowing shareowners to communicate a viewpoint on their director representatives each and every year. At HPT this could not be more important – the company has continued to ignore resounding shareowner support of the CalPERS request for annual director elections over the past 4 consecutive years. In 2009 the proposal received support from 74 percent of the voting shares, 91 percent in 2010, 89 percent in 2011, and 90 percent in 2012. We consider the board’s continued failure to respond to shareowners requests for annual director elections is a significant area of concern.

SHAREOWNER SUPPORT OF ANNUAL DIRECTOR
ELECTIONS AT HPT FROM 2009 to 2012

CalPERS Public Employees’ Retirement System Shareowner Alert

ANNUAL DIRECTOR ELECTION TRENDS

A growing number of companies have introduced annual director elections. To date approximately 70 percent of companies in the S&P 500 and 61 percent of companies in the Russell 1000 now have annual director elections – an indication of the current direction of good corporate governance.

CALPERS RECOMMENDS A VOTE “AGAINST” WILLIAM LAMKIN

Due to Mr. Lamkin’s six year board tenure, membership on the Nominating and Governance Committee and as the only shareowner representative up for election in 2013 due to the company’s staggered board – CalPERS will be voting against his re-election for the continued year over year lack of responsiveness regarding the implementation of annual director elections.

Sincerely,

Anne Simpson

Senior Portfolio Manager

Investments

Director of Global Governance

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. Please do not send CalPERS your proxy card, but return it to Hospitality Properties Trust using the instructions provided in the Company proxy material.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165. Should you have other proposal specific questions please feel free to contact Todd Mattley, CalPERS Investment Officer at Todd_Mattley@calpers.ca.gov or 916-795-0565.

CalPERS Public Employees’ Retirement System Shareowner Alert